
02005671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52007



RECEIVED
FEB 2 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENBRIDGE PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 GREENWICH AVENUE
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH WEIGLE (203) 862-6237
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOSCO, JOHNN & COMPANY, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

90 COLUMBUS AVENUE (Address) VALHALLA (City) NY (State) 10595 (Zip Code)

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

GREENBRIDGE PARTNERS LLC

S.E.C. No. 8-52007

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND

INDEPENDENT AUDITORS' REPORT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Greenbridge Partners LLC
December 31, 2001 and 2000

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income and Members' Equity.
- ☒ (d) Statements of Cash Flows.
- ☐ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. (included in (c) above)
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.